GROTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

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SEC FILE NUMBER
8 - 65896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Groton Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Post Road
(No. and Street)

Old Westbury	**NY**	**11568**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem	**212-897-1686**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

484 Norristown Road, Suite 100	**Blue Bell**	**PA**	**19422**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***







AFFIRMATION

I, Luis E. Rinaldini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Groton Securities LLC for year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Luis Rinaldini

Signature

CEO and CCO

Title

Notary Public

MANSOORA KABEER
Notary Public - State of New York
NO. 01KA6398544
Qualified in Nassau County
My Commission Expires Sep 30, 2023

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
             under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
             Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
             Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
             applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
             Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
             Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
             Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
             the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Member of Groton Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Groton Securities LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Morison Cogen LLP

We have served as the Company's auditor since 2016.

Blue Bell, Pennsylvania
March 16, 2020

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

GROTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets

Cash	$	24,399
Accounts receivable		58,483
Other assets		4,866
Total assets	$	87,748

Liabilities and Member's Equity

Due to member	$	3,000
Accounts Payable		58,715
Total liabilities		61,715
Member's equity		26,033
Total liabilities and member's equity	$	87,748

GROTON SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Note 1 – Operation and Structure

Groton Securities LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware, and is a wholly owned subsidiary of Groton Partners LLC (the "Member"), which also is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC rule 15c3-1.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company had outstanding receivables, from customers, aggregating $58,483 and $73,571 at December 31, 2019 and 2018, respectively.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its Member.

GAAP requires the determination of whether tax benefits claimed or expected to be claimed on the tax return should be recorded in the financial statements. The Member may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Uncertain Tax Positions

Pursuant to GAAP, the Company recognized no material adjustments to liabilities or member's equity. Interest and penalties associated with unrecognized tax benefits would be classified in general and administrative expenses in the statement of operations.

The Company had no unrecognized tax benefits and related interest and penalties expenses.

Note 3 - Concentrations

The Company maintains majority of its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Approximately 87% of the Company's revenue is from one client.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $21,167, which was $16,167 in excess of its minimum requirement of $5,000.

Note 5 - Related Party Transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Member, The Company owes its member a monthly administrative fee for utilizing certain resources of the Member. The Company was charged $36,000 for the year ended December 31, 2019 under the Agreement. From time to time, the Company and its Member may decide that a particular obligation may be incurred or paid by the Member instead of the Company. During 2019, in addition to compensation costs that were paid by the Member on behalf of the Company, there was $22,867 of miscellaneous expenses borne by the Member, for which the Member did not seek reimbursement by the Company. During 2019, the Company recorded $22,867 and $33,000 as capital contributions from its member in lieu of the payment of certain expenses, and as conversion of indebtedness to the Member, respectively.

Note 6 – Compliance with Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.